Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS
        [see note 1 - Basis of Presentation and Going Concern Assumption]

                                                          As at            As at
                                                       July 31,      October 31,
                                                           2002             2001
                                                              $                $
--------------------------------------------------------------------------------
                                                     (Unaudited)        (note 1)
                                                                     [Restated -
                                                                     see note 2]

ASSETS (note 3)
Current assets
Cash and cash equivalents                               196,943          530,190
Temporary investments                                         -          127,104
Accounts receivable                                   3,008,826        3,469,672
Other receivable (note 8)                             7,302,714                -
Inventories                                           4,421,424        3,188,313
Prepaid expenses                                        555,495          482,340
--------------------------------------------------------------------------------
                                                     15,485,402        7,797,619
Capital assets  (note 4)                             17,998,313       16,130,664
Other assets (note 8)                                 5,846,403        6,993,598
--------------------------------------------------------------------------------
                                                     39,330,118       30,921,881
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank indebtedness (note 3)                            3,915,639          890,322
Accounts payable and accrued liabilities              6,235,977        7,091,409
Current portion of long-term debt                         1,916            1,778
--------------------------------------------------------------------------------
                                                     10,153,532        7,983,509
Long-term debt                                        1,033,680        1,006,491
Other liabilities                                     8,954,678        8,592,547
--------------------------------------------------------------------------------
                                                     20,141,890       17,582,547
--------------------------------------------------------------------------------
Shareholders' equity
Share capital (note 5)                               87,566,948       87,563,828
Additional paid-in capital                            1,189,000        1,154,500
Deficit                                             (69,567,720)     (75,378,994
--------------------------------------------------------------------------------
                                                     19,188,228       13,339,334
--------------------------------------------------------------------------------
                                                     39,330,118       30,921,881
--------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                              CONSOLIDATED STATEMENTS OF OPERATIONS
               [see note 1 - Basis of Presentation and Going Concern Assumption]
                                               Three months ended July 31,          Nine months ended July 31,
(Unaudited)                                          2002             2001              2002              2001
                                                        $                $                 $                 $
---------------------------------------------------------------------------------------------------------------
                                                               [Restated -                         [Restated -
                                                               see note 2]                         see note 2]
Revenues
Sales                                           5,341,008        4,901,084        15,567,011        13,661,376
Cost of sales                                   2,356,061        2,006,682         6,376,047         6,157,995
---------------------------------------------------------------------------------------------------------------
Gross margin                                    2,984,947        2,894,402         9,190,964         7,503,381
---------------------------------------------------------------------------------------------------------------

Expenses (income)
Selling and marketing                           2,744,939        2,189,796         7,707,184         6,689,142
General and administrative                      1,510,800        1,318,862         4,345,601         4,063,622
Research and development                          268,996          329,272           907,706         1,092,337
Regulatory approvals                              109,607           31,249           345,032           285,494
Loss on foreign exchange                          248,849           41,785           277,458            92,931
Amortization of capital assets                     72,144           67,886           202,400           197,995
Amortization of other assets                      382,398          382,399         1,147,195         1,147,196
Interest on other liabilities                     130,505          119,987           390,618           599,349
Interest on long-term debt                          7,895           15,275            29,111            44,198
Interest on bank indebtedness                      68,010           12,250           184,034            36,853
Other financial expenses                           45,574           74,601           503,201            95,404
Investment income                                 (11,968)         (21,955)          (16,195)          (50,878)
---------------------------------------------------------------------------------------------------------------
                                                5,577,749        4,561,407        16,023,345        14,293,643
---------------------------------------------------------------------------------------------------------------
Loss before undernoted item                    (2,592,802)      (1,667,005)       (6,832,381)       (6,790,262)
Settlement with a shareholder (note 8)                  -                -        12,709,600                 -
---------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes              (2,592,802)      (1,667,005)        5,877,219        (6,790,262)
---------------------------------------------------------------------------------------------------------------
Current tax expense                               175,144           17,499         2,737,945            41,488
Tax benefit of previously unrecognized
 loss carry forwards                             (157,000)               -        (2,672,000)                -
---------------------------------------------------------------------------------------------------------------
Provision for income taxes                         18,144           17,499            65,945            41,488
---------------------------------------------------------------------------------------------------------------
Net income (loss) for the period               (2,610,946)      (1,684,504)        5,811,274        (6,831,750)
---------------------------------------------------------------------------------------------------------------

Earnings (loss) per common share (note 6)
      Basic earnings (loss) per share               (0.09)           (0.07)             0.20             (0.28)
      Diluted earnings (loss) per share             (0.09)           (0.07)             0.20             (0.28)
Weighted average number of outstanding
common shares
      Basic                                    28,400,917       25,772,805        28,400,627        24,751,876
      Diluted                                  28,437,822       25,772,805        28,437,005        24,751,876
---------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                       CONSOLIDATED STATEMENTS OF DEFICIT
        [see note 1 - Basis of Presentation and Going Concern Assumption]


                                                    Nine months ended July 31,
(Unaudited)                                              2002             2001
                                                            $                $
-------------------------------------------------------------------------------
                                                                   [Restated -
                                                                   see note 2]

Deficit at beginning of period,
 as previously reported                           (74,670,693)     (67,753,263)
Adjustment for implementation of
 new accounting rules (note 2)                       (708,301)        (326,821)
-------------------------------------------------------------------------------
Deficit at beginning of period, as restated       (75,378,994)     (68,080,084)

Net income (loss) for the period                    5,811,274       (6,831,750)
Share issue expenses                                        -         (730,821)
-------------------------------------------------------------------------------
Deficit at end of period                          (69,567,720)     (75,642,655)
-------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        [see note 1 - Basis of Presentation and Going Concern Assumption]
                                                               Three months ended July 31,          Nine months ended July 31,
(Unaudited)                                                          2002             2001              2002              2001
                                                                        $                $                 $                 $
------------------------------------------------------------------------------------------------------------------------------------
                                                                               [Restated -                         [Restated -
                                                                               see note 2]                         see note 2]
OPERATING ACTIVITIES
Net income (loss) for the period                               (2,610,946)      (1,684,504)        5,811,274        (6,831,750)
Items not affecting cash
        Amortization of capital assets                             72,144           67,886           202,400           197,995
        Amortization of other assets                              382,398          382,399         1,147,195         1,147,196
        Accrued interest on long-term debt                          7,750           15,088            28,644            43,502
        Accrued interest on other liabilities                     130,505          119,987           390,618           599,349
        Service paid by the issuance of warrants                        -                -            34,500                 -
        Foreign exchange loss (gain)                               38,840            6,666            42,858            (9,325)
        Unrealized foreign exchange loss (gain)                    83,638          (19,730)          (28,487)           69,054
------------------------------------------------------------------------------------------------------------------------------------
                                                               (1,895,671)      (1,112,208)        7,629,002        (4,783,979)

Net change in non-cash working capital
  balances related to operations                                  431,935          491,593        (8,199,345)         (684,675)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows relating to operating activities                    (1,463,736)        (620,615)         (570,343)       (5,468,654)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in bank indebtedness                                     265,739           89,809         5,204,339         1,252,284
Repayment of bank indebtedness                                          -                -        (2,179,022)                -
Issuance of common shares                                               -        5,000,000             3,120         5,000,000
Share issue expenses                                                    -         (440,821)                -          (440,821)
Repayment of long-term debt                                          (450)            (407)           (1,317)          (17,858)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows relating to financing activities                       265,289        4,648,581         3,027,120         5,793,605
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition of temporary investments                              127,104          783,130           127,104         2,045,756
Acquisition of capital assets                                  (1,319,527)      (2,402,196)       (3,204,903)       (7,761,540)
Net change in non-cash working capital
  balances related to investing activities (note 4)               386,506        1,083,263           330,633         2,595,171
------------------------------------------------------------------------------------------------------------------------------------
Cash flows relating to investing activities                      (805,917)        (535,803)       (2,747,166)       (3,120,613)
------------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents      (38,840)          (6,666)          (42,858)            9,325
------------------------------------------------------------------------------------------------------------------------------------

Net change in cash and cash equivalents                        (2,043,204)       3,485,497          (333,247)       (2,786,337)
Cash and cash equivalents at beginning of period                2,240,147          800,869           530,190         7,072,703
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                        196,943        4,286,366           196,943         4,286,366
------------------------------------------------------------------------------------------------------------------------------------

Supplemental information
Interest paid                                                      68,201           39,303           184,547            62,213
Income taxes paid                                                  18,144           17,499            66,526            41,532
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2002
(Unaudited)

1.   Basis of Presentation and Going Concern Assumption

     Basis of Presentation

     These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Corporation's most recent annual consolidated financial statements, except as indicated in note 2 below. All disclosures required for annual consolidated financial statements have not been included in these financial statements. Therefore, these interim consolidated financial statements should be read in conjunction with the Corporation's most recent annual consolidated financial statements.

     The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital.

     The consolidated balance sheet as at October 31, 2001 has been derived from the audited financial statements as at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     For further information, refer to the consolidated financial statements and footnotes thereto for the year ended October 31, 2001.

     Going Concern Assumption

     These unaudited interim consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

     The Corporation has not realized profit from operations since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation will also require additional financing to fund its continuing operations. The Corporation is seeking additional funds through additional financing whether by way of private placement or public offering.

     The Corporation's ability to continue as a going concern is dependent on raising additional financing and achieving and maintaining profitable operations. The outcome of these matters cannot be predicted at this time. These unaudited interim consolidated financial statements do not include any adjustments and classifications of assets and liabilities, which might be necessary should the Corporation be unable to continue its operations.

2.   Change in accounting principles

     On November 1, 2001, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for foreign exchange gains and losses on monetary items that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: As at October 31, 2001, total assets decreased by $708,301 and deficit increased by $708,301. As at July 31, 2002, total assets decreased by $578,945 and deficit increased by $578,945. For the nine-months ended July 31, 2002 and 2001, the net income increased by $129,356 and the net loss increased by $16,775 respectively. For the three-months ended July 31, 2002 and 2001, the net loss increased by $61,176 and the net loss decreased by $36,907 respectively.

3.   Bank indebtedness

     The Corporation has a revolving credit facility agreement, which has a term of 3 years, equivalent to a maximum of approximately $9,500,000 (US $ 6 million), based on eligible accounts receivable and eligible inventory. The facility bears interest at US prime rate plus 2.25% (effective July 31, 2002: 7.0%) and is collateralized by accounts receivable, inventories, equipment and intangible assets located in the United States. As at July 31, 2002, the Corporation has drawn an amount of $3.92 million against the line of credit.

4.   Statements of cash flows

     During the nine month period ended July 31, 2002, following the settlement with a supplier, the Corporation received credit notes amounting to $1,134,854 for fixed assets purchased in the year ended October 31, 2001. This non-monetary transaction reduced the cost of fixed assets under construction during this period.

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2002
(Unaudited)

5.   Share Capital

     On December 31, 2001, the Corporation issued 1,300 common shares for proceeds of $3,120 upon the exercise of warrants. As at July 31, 2002, the number of common shares outstanding is 28,400,917.

     During the quarter ended January 31, 2002, 4,097,348 warrants expired unexercised.

     During the quarter ended April 30, 2002, 25,000 warrants were issued, at an exercise price of $1.95, in respect to an agreement with one of its suppliers for services rendered and this resulted in a transfer of $34,500 from accounts payable to additional paid-in capital. As at July 31, 2002, the number of warrants outstanding is 50,000, at an exercise price of $1.95, expiring on April 30, 2003.

     During the quarter ended July 31, 2002, 820,830 options granted to the underwriters with respect to the issuance of shares during the year ended October 31, 2000 expired unexercised.

6.   Earnings (loss) per share

     During 2001, the Corporation adopted retroactively the new recommendations of the Canadian Institute of Chartered Accountants regarding earnings per share. The principles for calculating basic earnings per share are consistent with previous recommendations; however, diluted earnings per share is now calculated using the treasury method. Under the treasury stock method, the weighted average number of common shares outstanding is calculated assuming that the proceeds from the exercise of options and warrants are used to repurchase common shares at the average price for the period. No adjustment is made to net income for imputed interest in calculating dilutive earnings per share as under the previous method.

     Options to purchase 1,410,494 common shares and 132,500 warrants were outstanding during the period ended July 31, 2002 but were not included in the computation of diluted earnings per share because the exercise price of options and warrants was greater than the average fair value of the common shares.

     The following table provides a reconciliation between basic and diluted earnings (loss) per share:

                                                               Three months ended July 31,          Nine months ended July 31,
                                                                     2002             2001              2002              2001
                                                                        $                $                 $                 $
-------------------------------------------------------------------------------------------------------------------------------
                                                                               [Restated -                         [Restated -
                                                                               see note 2]                         see note 2]
      Net income (loss)                                        (2,610,946)      (1,684,504)        5,811,274        (6,831,750)

      Weighted average number of outstanding common shares     28,400,917       25,772,805        28,400,627        24,751,876
      Effect of dilutive stock options                             36,905                -            36,378                 -
-------------------------------------------------------------------------------------------------------------------------------
      Weighted average number of diluted
       outstanding common shares                               28,437,822       25,772,805        28,437,005        24,751,876

      Basic earnings (loss) per share                               (0.09)           (0.07)             0.20             (0.28)
      Diluted earnings (loss) per share                             (0.09)           (0.07)             0.20             (0.28)
-------------------------------------------------------------------------------------------------------------------------------

7.    Stock Option Plan

A summary of the situation as at July 31, 2002 of the Corporation's fixed-price stock option plan and the changes made during the nine-month period then ended is shown below:

                                                                       Weighted
                                                                        average
                                                                       exercice
                                                          Options        price
                                                --------------------------------

   Outstanding options, as at October 31, 2001          1,396,469        3.50
   Granted                                                440,362        1.04
   Expired / forfeited                                   (163,475)       4.24
--------------------------------------------------------------------------------
   Outstanding options, as at July 31, 2002             1,673,356        2.78
--------------------------------------------------------------------------------
   Exercisable options, as at July 31, 2002             1,481,606        2.92
--------------------------------------------------------------------------------

Haemacure Corporation

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2002
(Unaudited)

8.   Settlement with a shareholder

     On March 1, 2002, the Corporation entered into a settlement agreement with ZLB Bioplasma AG ["Bioplasma"] with regard to the discontinuance of license and supply agreements regarding Hemaseel HMN, the Corporation's proprietary fibrin sealant. Under the terms of termination, Bioplasma will pay the Corporation US$ 8.0 million [Ca$ 12.7 million] in three cash payments spread over a one year period. During the quarter ended April 30, 2002, the Corporation recorded a revenue of Ca$ 12.7 million of which an amount of Ca$ 5.5 million was received in cash and an amount of Ca$ 7.2 million was recorded as other receivable. In addition, Bioplasma agreed to transfer to the Corporation specific equipment that could be used towards the manufacturing of Hemaseel HMN. Management is in the process of valuing this equipment and has until September 1, 2002 to take delivery.

     In addition, the two parties have also entered into a licensing agreement that provides for the transfer of all technology and know-how held by Bioplasma related to Hemaseel HMN to the Corporation. Bioplasma will also provide future cash payments of US$ 4.5 million [Ca$ 7.1 million], payable upon the Corporation reaching certain milestones towards the development and setting up of a manufacturing facility for Hemaseel HMN. In return, Bioplasma will receive a 3% royalty on all net revenues received by the Corporation on Hemaseel HMN fibrin sealant sales for a ten-year period starting upon commercialization.

9.    Segment disclosures

     The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the location of the customers.

     Geographic information

                                  Sales                                Sales                            Capital assets
                ----------------------------------------  ----------------------------------  ---------------------------------
                     For the three months ended July 31,  For the nine months ended July 31,   As at July 31, As at October 31,
                                  2002              2001              2002             2001              2002              2001
                                     $                 $                 $                $                 $                 $
-------------------------------------------------------------------------------------------------------------------------------
      Canada                         -                 -                 -                -           565,963           662,520
      United States          5,341,008         4,901,084        15,567,011       13,661,376           431,993           323,093
      England                        -                 -                 -                -        17,000,357        15,145,051
-------------------------------------------------------------------------------------------------------------------------------
                             5,341,008         4,901,084        15,567,011       13,661,376        17,998,313        16,130,664

10.  Comparative figures

     Certain of the 2001 quarterly figures have been reclassified in order to conform with the quarterly presentation adopted in 2002.